Exhibit 99.4

Annual and Special Meeting of Shareholders – April 26, 2012

PLEASE COMPLETE, SIGN AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.

IF YOU RECEIVE MORE THAN ONE PROXY, PLEASE COMPLETE, SIGN AND RETURN EACH ONE.

I appoint Charles Sirois, Chair of the Board, or failing him, Gerald T. McCaughey, President and Chief Executive Officer (management’s nominees), or I appoint:                                                                                                               as my proxyholder.

HOW DO I APPOINT A PROXYHOLDER?

Every shareholder has the right to appoint a person (who need not be a shareholder), other than management’s nominees, with power of substitution, to attend, vote and act on their behalf at the ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (the “meeting”) to be held on April 26, 2012 and any adjournment of the meeting. To appoint a proxyholder, simply insert the person’s name in the blank space above, or you may use another appropriate form of proxy. If you do not insert a name in the blank space, management’s nominees, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

WHAT DOES THIS MEAN?

Your proxyholder is authorized to attend, vote, withhold from voting, substitute another proxyholder and otherwise act for you regarding all matters that properly come before the meeting. This proxy form (the “Proxy”) gives discretionary authority to your proxyholder, for any variation, amendment or addition to the matters identified in the Notice of Meeting and any other matter that properly comes before the meeting or any adjournment of the meeting.

IF I DO NOT SIGN AND RETURN THIS PROXY, WILL MY SHARES BE COUNTED?

No. For your shares to be voted (or withheld from voting), you must sign and return this Proxy.

IF I SIGN AND RETURN THIS PROXY, HOW WILL MY SHARES BE VOTED?

a)	Your shares will be voted (or withheld from voting) as stated in the instructions you mark on this Proxy.

b)	If you do not specify how you want your shares to be voted, and you appoint management’s nominees as your proxyholder, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of each of the nominees listed in item 2;

•	FOR the advisory resolution on executive compensation approach;

•	FOR the By-law amendment relating to the common shares of CIBC, and;

•	AGAINST each of the shareholder proposals listed in item 5.

c)	If you do not specify how you want your shares to be voted and you appoint a proxyholder other than management’s nominees, your shares will be voted in accordance with the instructions of your proxyholder. If neither you nor your proxyholder specifies how the shares are to be voted, your shares will be voted as indicated in paragraph b) above.

IF AN INDIVIDUAL HOLDS THESE SHARES:

This Proxy must be signed by you or by an attorney duly authorized by you in writing.

IF A CORPORATION, ESTATE OR TRUST HOLDS THESE SHARES:

This Proxy must be signed by duly authorized officers or by a duly authorized attorney, and must state the capacity in which they sign.

THE DIRECTORS AND MANAGEMENT RECOMMEND SHAREHOLDERS VOTE FOR THE MATTERS SET OUT IN NUMBERS 1, 2, 3 AND 4 BELOW:

1.	Appointment of Auditors FOR ☐ or WITHHOLD ☐

2.	Election of Directors

A)	I vote FOR ☐ the election of all nominees listed below, or

B)	I WITHHOLD ☐ my vote for all nominees listed below, or

C)	I vote FOR or WITHHOLD my vote for the nominees as I have indicated below (indicate by marking “X”)

		FOR	WITHHOLD
01	B.S. Belzberg	☐	☐
02	G.F. Colter	☐	☐
03	D. D’Alessandro	☐	☐
04	P.D. Daniel	☐	☐
05	L. Desjardins	☐	☐
06	G.D. Giffin	☐	☐
07	L.S. Hasenfratz	☐	☐
08	N.D. Le Pan	☐	☐
09	J.P. Manley	☐	☐
10	G.T. McCaughey	☐	☐
11	J.L. Peverett	☐	☐
12	L. Rahl	☐	☐
13	C. Sirois	☐	☐
14	K.B. Stevenson	☐	☐
15	R.W. Tysoe	☐	☐

3.	Advisory resolution on executive compensation approach. FOR ☐ or AGAINST ☐

4.	By-law amendment relating to the authorized common share capital of CIBC. FOR ☐ or AGAINST ☐

THE DIRECTORS AND MANAGEMENT RECOMMEND SHAREHOLDERS VOTE AGAINST THE MATTERS SET OUT IN NUMBER 5 BELOW:

5.	Shareholder proposals (set out in Schedule A of the accompanying Management Proxy Circular)

	FOR	AGAINST	ABSTAIN
Shareholder Proposal Number 1	☐	☐	☐
Shareholder Proposal Number 2	☐	☐	☐
Shareholder Proposal Number 3	☐	☐	☐
Shareholder Proposal Number 4	☐	☐	☐
Shareholder Proposal Number 5	☐	☐	☐
Shareholder Proposal Number 6	☐	☐	☐
Shareholder Proposal Number 7	☐	☐	☐
Shareholder Proposal Number 8	☐	☐	☐
Shareholder Proposal Number 9	☐	☐	☐
Shareholder Proposal Number 10	☐	☐	☐
Shareholder Proposal Number 11	☐	☐	☐
Shareholder Proposal Number 12	☐	☐	☐
Shareholder Proposal Number 13	☐	☐	☐

Signature	Date

Note: If this Proxy is not dated in the space provided, it will be deemed to have the date on which it was mailed to you.

This Proxy is solicited by and on behalf of management of CIBC.